Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

VIA EDGAR

November 18, 2021

Attention:	Kathryn Jacobson

Robert Littlepage

Edwin Kim

Kathleen Krebs

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Power & Digital Infrastructure Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 29, 2021

File No. 333-258720

Ladies and Gentlemen:

Set forth below are the responses of Power & Digital Infrastructure Acquisition Corp. (the “Company” or “XPDI”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2021, with respect to the Company’s Response Letter, filed with the Commission on November 12, 2021 and Amendment No. 2 to Registration Statement on Form S-4, File No. 333-258720, filed with the Commission on October 29, 2021 (the “Preliminary Registration Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Preliminary Registration Statement on Form S-4 (“Amendment No. 3”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 3, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 filed on October 29, 2021

Merger Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

5. Earnings per Share, page 110

We note that you estimated approximately 92.1 million RSUs outstanding. On page F-92 you disclosed that there were 34.2 million RSUs outstanding as of June 30, 2021 and on page F-96, that an additional 23.7 million RSUs were issued subsequent to the balance sheet date. Please reconcile the discrepancy in outstanding RSUs or update your disclosure, as appropriate.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Core Scientific estimates that approximately 97.5 million RSUs are currently outstanding, which can be reconciled with the disclosures on pages F-101 and F-104 by multiplying the sum of the 45.8 million unvested RSUs outstanding as of September 30, 2021, 9.7 million RSUs issued in October 2021 and 5.6 million RSUs expected to be reserved for future issuance by the exchange rate, 1.5948274216. The Company has revised the disclosure on page 111 of Amendment No. 3 as requested.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Debbie Yee of Kirkland & Ellis LLP at (713) 836-3630.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION CORP.

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

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